EXHIBIT 12


                          NORTHWEST NATURAL GAS COMPANY
                Computation of Ratio of Earnings to Fixed Charges
                      January 1, 1997 - September 30, 2002
             (Thousands, except ratio of earnings to fixed charges)
                                   (Unaudited)


                                                                                                         Nine
                                                                                           12 Months    Months
                                                                                             Ended      Ended
                                                 Year Ended December 31,                    Sept. 30,  Sept. 30,
                                  1997       1998        1999        2000         2001        2002       2002*
                               ---------------------------------------------------------   ---------   ---------
Fixed Charges, as Defined:
   Interest on Long-Term Debt  $ 24,904    $ 27,389    $  27,728   $  29,987   $  30,224   $  31,367   $  23,938
   Other Interest                 4,500       4,909        2,778       3,628       3,772       3,226       1,236
   Amortization of Debt
      Discount and Expense          730         714          699         735         768         795         610
   Interest Portion of
      Rentals                     2,111       1,986        1,707       1,628       1,572       1,535       1,149
                               --------    --------    ---------   ---------   ---------   ---------   ---------
   Total Fixed Charges, as
      defined                  $ 32,245    $ 34,998       32,912      35,978      36,336      36,923      26,933
                               ========    ========    =========   =========   =========   =========   =========


Earnings, as Defined:
   Net Income                  $ 43,059    $ 27,301       45,296      50,224      50,187      49,838      25,447
   Taxes on Income               21,034      14,604       24,591      26,829      27,553      27,472      13,930
   Fixed Charges, as above       32,245      34,998       32,912      35,978      36,336      36,923      26,933
                               --------    --------    ---------   ---------   ---------   ---------   ---------
   Total Earnings, as defined  $ 96,338    $ 76,903    $ 102,799   $ 113,031   $ 114,076   $ 114,233   $  66,310
                               ========    ========    =========   =========   =========   =========   =========
Ratio of Earnings to Fixed
 Charges                           2.99        2.20         3.12        3.14        3.14        3.09        2.46
                               ========    ========    =========   =========   =========   =========   =========



* A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.